Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30,
	2011	2010
Earnings before fixed charges:
Income before income taxes	$236	$106
Plus: Fixed charges	409	341

Earnings available to cover fixed charges	$645	$447

Fixed charges(a):
Interest, including amortization of deferred financing costs	$359	$292
Interest portion of rental payments	50	49

Total fixed charges	$409	$341

Ratio of earnings to fixed charges	1.58x	1.31x

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2011	2010
Related to debt under vehicle programs	$209	$165
All other	150	127

	$359	$292

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